BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 44 of August 23, 2021, announces to its shareholders and the market in general that it received on March 3rd, 2023 a notice from BlackRock, Inc. (“BlackRock”), informing that it disposed of common shares issued by BRF and that, on February 28th, 2023, its holdings became, 35,541,206 common shares, 3,632,649 American Depositary Receipts ("ADRs") representing 3.632.649 common shares, totaling 39.173.855 common shares, representing approximately 3.618% of the total common shares issued by the Company and 7,515,547 derivative financial instruments referenced in common shares with financial liquidity, corresponding to 0.694% of the total common shares issued by the Company.

BlackRock further stated that (i) the objective of the above mentioned shareholding interest is strictly for investment purposes and that it has no intention to change the Company’s control nor its management structure; and (ii) no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company has been entered into nor executed by BlackRock.

The original of the correspondence received from BlackRock is filed at the Company’s headquarter.

São Paulo, March 03rd, 2023

Fábio Luis Mendes Mariano
Chief Financial and Investor Relations Officer
BRF S.A.